EXHIBIT 12

THE BANK OF NEW YORK COMPANY, INC.

Ratios of Earnings to Fixed Charges

(Dollars in millions)

For The Years Ended December 31	2005		2004		2003		2002		2001
EARNINGS
Income Before Income Taxes	$2,367		$2,158		$1,752		$1,362		$2,048
Fixed Charges, Excluding Interest on Deposits	563		326		266		342		602

Income Before Income Taxes and Fixed Charges, Excluding Interest on Deposits	2,930		2,484		2,018		1,704		2,650
Interest on Deposits	957		548		507		644		1,392

Income Before Income Taxes and Fixed Charges, Including Interest on Deposits	$3,887		$3,032		$2,525		$2,348		$4,042

FIXED CHARGES
Interest Expense, Excluding Interest on Deposits	$490		$260		$214		$298		$547
One-Third Net Rental Expense*	73		66		52		44		55

Total Fixed Charges, Excluding Interest on Deposits	563		326		266		342		602
Interest on Deposits	957		548		507		644		1,392

Total Fixed Charges, Including Interest on Deposits	$1,520		$874		$773		$986		$1,994

EARNINGS TO FIXED CHARGES RATIOS
Excluding Interest on Deposits	5.20	x	7.62	x	7.59	x	4.98	x	4.40	x
Including Interest on Deposits	2.56		3.47		3.27		2.38		2.03

*	The proportion deemed representative of the interest factor.